

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 2, 2011

<u>Via U.S. Mail and Facsimile to</u>
Mr. Donal R. Schmidt, Jr.
Chief Executive Officer
Sun River Energy, Inc.
5950 Berkshire Lane, Suite 1650
Dallas, Texas 75225

      **Re: Sun River Energy, Inc.
           Item 4.01 Form 8-K
           Filed November 12, 2010
           Item 4.01 Form 8-K/A
           Filed January 10, 2011
           File No. 0-27485**

Dear Mr. Schmidt:

     We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      /s/ Ethan Horowitz

                      Ethan Horowitz
                      Branch Chief